Exhibit 12.1

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

Statement of Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Net income from continuing operations, pretax	$110,867,286	$63,305,893	$53,428,814	$93,048,490	$21,298,737
Add (Subtract):
(Income) loss from Equity Affiliates	2,950,587	(12,994,607)	(12,300,516)	(248,658)	204,475
Distributions from Equity Affiliates	7,459,695	16,006,905	5,622,944	9,256,730	176,777
Fixed charges	90,071,975	63,941,178	50,624,510	49,238,543	43,544,166
Income before fixed charges	$211,349,543	$130,259,369	$97,375,752	$151,295,105	$65,224,155

Fixed charges:
Interest expense	$90,071,975	$63,941,178	$50,624,510	$49,238,543	$43,544,166
Total fixed charges	$90,071,975	$63,941,178	$50,624,510	$49,238,543	$43,544,166

Ratio of earnings to fixed charges	2.3	2.0	1.9	3.1	1.5

Deficiency	$—	$—	$—	$—	$—

Item 503:

(C) Earnings. The term “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that you account for using the equity method of accounting. Public utilities following FASB ASC Topic 980, Regulated Operations, should not add amortization of capitalized interest in determining earnings, nor reduce fixed charges by any allowance for funds used during construction.